Exhibit 99.3

Chet Kanojia:	Welcome everyone and thank you for making the time to listen to this summary presentation. In addition to this, there is a detailed investor presentation available on our website and I encourage you to review that material as well. My name is Chet Kanojia and I’m one of the founders and CEO of Starry Internet.

I’m really excited to introduce Starry today. Starry is truly a one of a kind, groundbreaking company. But before we dive into the details, I would like to highlight just a few things unique about Starry.

Starry is a very high growth company building a modern gigabit broadband network at a fraction of the cost of legacy networks. With this disruption in cost structure, we are bringing real competition to the largely noncompetitive broadband market.

Today, we are active in six cities and have plans and licensed radio spectrum in over 50 cities in the U.S. alone. We are an incredibly unique, vertically integrated, full stack company in this sector. We design and build our own technology that includes ultra-high-capacity radios that operate in licensed millimeter wave spectrum. We have radio spectrum licenses that cover approximately 40 million households in the United States and a cloud native control plane and software that forms the foundation for great customer experience.

Last, but perhaps the most importantly, we are a mission driven company and relentlessly put our customers first. This is a big reason why we have a rapidly growing and loyal subscriber base.

When we started the company, we had a very simple view. Broadband is essential and data consumption will continue to grow. Secular tailwinds like cord cutting are helpful. As we are seeing during the pandemic, broadband is critical for working from home, education, and healthcare. It is a massive sector with over $100 billion in annual revenue in the United States alone. But as we all know from personal experiences, broadband providers have spectacularly low customer satisfaction. We can do better. The broadband market is the huge market opportunity--very little competition and unhappy customers. This is why we strongly believe that there is now an opportunity just to disrupt the market and create a modern product and a brand experience that is centered around the customer.

Technology has disrupted a lot of industries from travel to transportation, but broadband has largely been immune mainly because the traditional way of building networks is very expensive and time consuming. We believe Starry has solved the tough intersection of high capacity, low cost, and fast time to build. The simplest way to think about it is that we are adding, applying more slot broadband. In other words, we leverage the massive innovation in computing and integrated circuits to lower the cost to the last mile of broadband. We have literally upended the cost structure and deployment timelines for the last mile broadband through rapid and unique innovation. We did this by creating a vertically integrated company where we control and innovate at each layer in the network.

All this innovation allows us to do something that is really simple and powerful, but novel, in this category. We are able to put our customer first and grow the company by focusing on serving our customers with integrity. Core to our mission is providing high quality, affordable service to everyone and we relentlessly focus on that mission. We spent about four years developing our technology and optimizing cost structure, and now are ready for the next big phase of growth in our company. Today, we are very excited to announce that we are merging with FirstMark Horizon Acquisition Corp. to take the company public.

Through the early years, as a private company, Starry has raised over $400 million in capital, secured spectrum for a huge market opportunity, built a network that passes almost 5 million homes in six cities today, and achieved our target cost structure. We’ve experienced incredible growth with our early go to market strategy of serving multifamily housing and now are rolling out plans to serve all types of homes including single family homes and small businesses within our spectrum footprint. We believe now it makes sense for us to access public capital markets to continue to accelerate the growth of the company with a planned network spanning 25 million households with 1.4 million subscribers by the end of 2026.

With that, I would like to introduce Amish Jani of FirstMark Capital to talk a little bit about FirstMark and their rationale for this transaction. Amish.

Amish Jani:	Thank you, Chet. I’m so excited to be here. My name is Amish Jani. I’m the founder and partner of FirstMark and the Chairman and President of FirstMark Horizon Acquisition Corp.

We are longtime investors in the technology space, identifying disruptive founders and trends that have rebuilt markets. You may already know the sum of our companies, such as Shopify, Pinterest, Airbnb, Draft Kings, and Upwork, that are not only public, but have delivered excellent returns to shareholders in the public markets.

Beyond the names you know today, we have a rich pipeline of private companies that we have backed that are now over $1 billion in valuation and we hope and expect can become public companies over the near term. Examples include companies like Discord, Row, Datacoup, Just Works, and many more. We fundamentally understand technology and the trends that are disrupting existing markets.

One of the most important traits we identify and look for in our companies are extraordinary teams to back. Whether it was Toby at Shopify, Ben at Pinterest, Jason at Draft Kings who by the way is also a member of our Board, these founders drive long term performance, innovative thinking, and have a passion that is very hard to replicate. We have a long history with Chet and the Starry team and believe they are amongst the best teams we have worked with.

So why are we excited here? First as I just said, we think this is an extraordinary team. We have known Chet and the leadership here for a long time. The problem they are tackling requires leading edge skills in a number of disciplines all under one roof. This team is uniquely suited to solve the problem.

Second, we believe there is a massive opportunity to build leap frogging infrastructure in broadband. This is critically important as broadband today is a near monopolistic market with low customer service.

Third, we have deep intellectual property that creates meaningful moats. As Chet indicated, we are the first full stacked service provider, controlling all layers of our technology that allows us to innovate much faster than companies reliant on a complex chain of suppliers and integrating third party technologies.

Fourth, we have a massive TAM not just here in the U.S., but also internationally.

Finally, we are not a concept. The R&D is behind us, and it was hard work. We are now live in six markets. We have scaled in several cities. We believe that the company is about to embark on an operational scale. There is strong value creation ahead of us.

Regarding the transaction structure, we have structured this for long term success. We have put together an innovative transaction that aligns us as sponsors with the company and the public shareholder. We will cover this in greater detail in our sources and uses slide but suffice to say we are focused on the long-term opportunity with Starry consistent with our decades of investment.

Chet Kanojia:	Thank you, Amish. We believe the broadband market is ripe for disruption with near 70 percent of the market in the hands of a single cable company in most markets, over $100 billion in revenues on an annualized basis, and incredibly low net promoter scores. From a competition perspective, we stack up really well. We took the best from each technology and business model and combined it to create a new kind of a broadband network. By mostly leveraging preexisting macro infrastructure, we can rapidly cover a huge portion of the country’s households with a high-capacity symmetrical speed and low latency network. These are really important features for work from home and school from home.

As we compare new approaches, Starry has a combination of capacity, gig speed, and low latency that both low earth orbit and mobile 5G networks lack. We view low earth orbit solutions as unable to serve dense population areas and appropriate for remote locations. Fixed residential customers like Starry’s customers consume 40 to 50 times more data than a typical mobile connection, thereby making mobile 5G unsuitable for a fixed line broadband replacement just from a revenue opportunity of the mobile network. We combine a technically superior network to the very attractive prices and customer experience to create a compelling value proposition for our subscribers. We have provided more detailed analysis on Starry’s competitive advantage in our detailed investor presentation, and I would encourage you to review that for more information on this topic.

In order to enter the broadband market and to compete at large scale, we needed to solve three major problems. First, how do we build a network quickly? Second, how do we build a gigabit network at low cost? And third, how do we reach break even at a relatively early stage of entry into the market?

We solved all three and, in the process, we upended the cost structures and dynamics of building the network. We solved this with two key strategies. First, we used licensed high capacity, millimeter wave spectrum for the last mile connection using mostly preexisting macro infrastructure.

Second, we were vertically integrated as a company with design and built our own technology at low cost and assembled much of here in the United States. As a result, we are able to build a gigabit speed last mile coverage layer at $10 to $15 per home pass. The coverage CAPEX is nominal, and the majority of the CAPEX is variable, and success based, meaning only when the customer orders the service. This is the inverse of a traditional fixed line broadband network where most of the CAPEX is spent up front before a single customer is attached to the network. This allows us to get to even, break even at just four to five percent of homes under coverage.

To dive a little bit deeper into the intellectual property stack that we have developed and are rapidly deploying, when we started, this technology didn’t exist and outside of the stack we have built, we don’t believe there is any other technology that is available in the market today with the same capability at the same cost structure. We’ve invested nearly $200 million to develop and commercialize our technology with an incredibly talented team. Starry’s expertise spans RF engineering, smart antenna systems, high frequency integrated circuit design, software that runs close to the metal, and network engineering, and software in cloud. We iterate and integrate all of these disciplines to build our technology stack to achieve very attractive unit economics. We also have a dedicated team of care professionals that are quick and responsive and effective sales and marketing engine and a skilled field team that is in the frontlines deploying our network and service our customers. This is the result of our hard work and innovation.

Our network pass is almost 5 million homes. We had 48,000 subscribers as of the second quarter of fiscal year 2021. On a per building bases in our multifamily segment, we have acquired 24 percent subscribers after the first year. We have over 100 percent revenue growth and we won $268 million in federal subsidy at a recent FCC auction. We have an incredibly strong base on which to grow rapidly for the next five years. This is where we are going. We have spectrum rights that cover up to 40 million households today and over the next five years, we intend to build a network coverage that spans over 25 million households, putting us in the top two or three operators from a coverage perspective.

I want to talk a little bit about our customer centered product. We aim to win in price and experience. Our most popular plan today is $50 for 200 megabits and that’s all without any hidden fees. We don’t have long term contracts. We don’t cap speeds and we don’t play games. We provide simple and quality broadband at a fair price. We also have higher speed plans at 500 megabits a second and a gigabit. We are rolling out small and medium sized business service next year.

From the beginning, we have been focused on improving broadband for everyone. Our Starry Connect program is focused on affordable housing communities that have historically been unserved or underserved. We work with the affordable housing owners and managers and other stakeholders to provide a quality low-cost service to the residents. We are extremely proud to have relationships that span over 40,000 affordable housing units today.

When you combine our customer first approach, competitive pricing, fast and reliable service, and a great customer care, an amazing customer response follows. This is maybe the biggest point of pride across the company. We are in a different league than the rest of the broadband market and our net promoter score is along the lines of some of the most loved brands in the country.

This is the opportunity that lies before us. We worked hard to de-risk the company over the last few years. We have the technology, the unit economics, spectrum, and the experience in scaling the network and subscriber base across six markets. This is now the opportunity we have to go after, with a market opportunity of 40 million households and 2 million small and medium sized business. We forecast revenues in excess of $1 billion by 2026 while we achieve seven percent penetration at the end of that projection period. Based on historical customer take rates, which routinely exceed 20 percent in the multifamily segment, we believe that we have taken a conservative view in our forecast.

In addition, we have formed some foundational partnerships to help us scale the business even faster. I will now turn it over to Amish to provide some more details on the specifics of the transaction. Amish.

Amish Jani:	So, as it relates to the transaction structure, we believe we have negotiated a very compelling entry valuation for our shareholders in Starry. Based on the detailed analysis we show in our PIPE presentation, we believe there is meaningful upside to our entry valuation. In terms of funding, our trust is $414 million in size. We have a $130 million in PIPE and other subscriptions in support of the transaction along with a convert which will be used to refinance existing debt.

Furthermore, we have taken 75 percent of our founders’ shares and we have restructured our sponsor economics in two important ways. The first is to outright forfeit 1 million shares. And the second is to align with performance-based vesting. For the performance-based vesting, we have tiered the performance targets at increasing returns to shareholders at $12.50, $15.00, and $17.50.

Separately, we have created a novel structure where we are allocating new shares to non-redeeming shareholders via an exchange ratio mechanism as an additional incentive for the trust.

These changes align our outcomes to the successful delivery of capital to the company and stock performance to shareholders. This is driven by our conviction and the long-term upside potential of Starry. With that, I would like to turn it back to Chet for closing remarks.

Chet Kanojia:	Thank you, Amish. There is a full investor presentation on our website, and we encourage you to take a look. We are super excited about this next stage and what it means for our ability to potentially serve millions of Americans, spreading better broadband across the country. Thank you.

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